                                                                EXHIBIT 3.1(b)

                        CERTIFICATE OF AMENDMENT TO THE
                        CERTIFICATE OF INCORPORATION OF
                              SCHUFF STEEL COMPANY

        Schuff Steel Company, a corporation organized and existing under the General Corporation Law of Delaware ("Corporation") does hereby certify:

        FIRST: The Corporation has not received any payment for any of its stock.

        SECOND: The amendment to the Certificate of Incorporation of the Corporation set forth in the following resolution unanimously approved by the Corporation's Board of Directors and was duly adopted in accordance with the provisions of Section 241 of the General Corporation Law of the State of
Delaware:

                    "RESOLVED, that the first paragraph of Article Five of the
               Certificate of Incorporation of the Corporation is amended in its entirety to read as follows:

                    "The total number of shares of stock which the Corporation shall have authority to issue is Twenty-One Million (21,000,000), consisting of One Million (1,000,000) shares of Preferred Stock, par value $0.001 per share (hereinafter referred to as "Preferred Stock"), and Twenty Million (20,000,000) shares of Common Stock, par value $0.001 per share (hereinafter referred to as "Common Stock")."

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to its Certificate of Incorporation to be signed by its duly authorized director (as no officers have been elected as of this date), this 7th day of May, 1997.

                                        SCHUFF STEEL COMPANY

                                        /s/ Scott A. Schuff
                                        -----------------------
                                        By: Scott A. Schuff
                                        Its: Director